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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                            -----------------------


                                SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Final Amendment)

                            -----------------------


                            Daniel Industries, Inc.
                           (Name of Subject Company)


                             Emerson Electric Co.
                              Emersub LXXIV, Inc.
                                   (Bidders)


                         Common Stock, $1.25 Par Value
                        (Title of Class of Securities)


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                                  236235-10-7
                     (CUSIP Number of Class of Securities)

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                            W. Wayne Withers, Esq.
             Senior Vice President, General Counsel and Secretary
                             Emerson Electric Co.
                          8000 West Florissant Avenue
                        St. Louis, Missouri 63136-8506
                                (314) 553-2000
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                    and Communications on Behalf of Bidder)

                            -----------------------

                                With Copies to:

                            Phillip R. Mills, Esq.
                             Davis Polk & Wardwell
                             450 Lexington Avenue
                              New York, NY 10017
                                (212) 450-4000

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  CUSIP No. 236235-10-7
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1.       NAMES OF REPORTING PERSONS
         IRS IDENTIFICATION NOS. ABOVE PERSONS (ENTITIES ONLY)
         EMERSON ELECTRIC CO.
         IRS IDENTIFICATION NO. 43-0259330
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                        (b) [ ]
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3.       SEC USE ONLY

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4.       SOURCE OF FUNDS

         WC; OO; BK
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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(e) OR 2(f)                                                  [ ]
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6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         MISSOURI
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7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         18,454,232
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8.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                            [ ]
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9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

         94.7%
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10.      TYPE OF REPORTING PERSON

         CO
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  CUSIP No. 236235-10-7
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1.       NAMES OF REPORTING PERSONS
         IRS IDENTIFICATION NOS. ABOVE PERSONS (ENTITIES ONLY)
         EMERSUB LXXIV, INC.
         IRS IDENTIFICATION NO. 43-1850428
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                        (b) [ ]
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3.       SEC USE ONLY

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4.       SOURCE OF FUNDS

         AF
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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(e) OR 2(f)                                                  [ ]
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6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
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7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         18,454,232
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8.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                            [ ]
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9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

         94.7%
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10.      TYPE OF REPORTING PERSON

         CO
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     This Final Amendment amends and supplements the Tender Offer Statement on
Schedule 14D-1 (the "Schedule 14D-1") originally filed with the Securities and Exchange Commission (the "Commission") on May 18, 1999 by Emersub LXXIV, Inc., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Emerson Electric Co., a Missouri corporation ("Parent"), as amended by Amendment No. 1 filed with the Commission on May 24, 1999, Amendment No. 2 filed with the Commission on May 27, 1999, Amendment No. 3 filed with the Commission on June 7, 1999 and Amendment No. 4 filed with the Commission on June 11, 1999, relating to the offer by Purchaser to purchase all outstanding shares of Common Stock, $1.25 par value (the "Common Stock"), of Daniel Industries, Inc. (the "Company"), including the related right as to each share to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock, $1.00 par value, of the Company (singularly, a "Right" and collectively, the "Rights") (singularly, a share of such Common Stock, including the related Right, a "Share" and collectively, the "Shares"), at $21.25 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated as of May 18, 1999 and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached as Exhibits (a)(1) and (a)(2), respectively, to the Schedule 14D-1.

     All capitalized terms used in this Final Amendment without definition have the meanings attributed to them in the Schedule 14D-1.

Item 6.  Interest in Securities of the Subject Company

     Item 6(a) - (b) is hereby amended and supplemented as follows:

     The Offer expired at 12:00 midnight, New York City time, on Tuesday, June 15, 1999. As of midnight, New York City time, on June 15, 1999, approximately 18,454,232 Shares were validly tendered pursuant to the Offer, including 563,073 Shares tendered pursuant to guarantees of delivery. The Shares tendered represent approximately 94.7% of the Shares outstanding. Pursuant to the Offer, Purchaser has accepted for payment all Shares validly tendered and will promptly pay for such Shares. On June 16, 1999, Parent issued a press release announcing the expiration of the Offer. The full text of the press release is attached hereto as Exhibit (a)(13) and is incorporated herein by reference.

Item 11.  Material to Be Filed as Exhibits

     Item 11 is hereby amended and supplemented as follows:

     (a)(13) Text of Press Release issued by Emerson Electric Co. on June 16, 1999.


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     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        EMERSON ELECTRIC CO.
June 16, 1999

                                        By: /s/ Robert M. Cox, Jr.
                                            -----------------------------------
                                            Name:  Robert M. Cox, Jr.
                                            Title: Senior Vice President--
                                                   Acquisitions and Development



                                        EMERSUB LXXIV, INC.


                                        By: /s/ Robert M. Cox, Jr.
                                            -----------------------------------
                                            Name:  Robert M. Cox, Jr.
                                            Title: Vice President


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                                 EXHIBIT INDEX

Exhibit
  No.
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(a)(13) Text of Press Release issued by Emerson Electric Co. on June 16, 1999.


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